TABLE OF CONTENTS

Item 5. Other Events
Signatures

Securities and Exchange Commission
Washington, D. C. 20549

Form 8-K

Current Report

PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 16, 2001

CONSUMERS BANCORP INC.
(Exact name of registrant as specified in its charter)

OHIO	033-79130	34-1771400
(State or other jurisdiction of Incorporation or organization)	Commission file number	IRS Employer Identification Number

614 E. Lincoln Way
Minerva, Ohio 44657

Registrants telephone number, including area code 330-868-7701

Item 5. Other Events
The following press release issued by the corporation.

Consumers Bancorp Inc. Reports Increases in Second Quarter
and Six Months Fiscal 2000 Earnings

Minerva, Ohio—January 16, 2001 Consumers Bancorp Inc. today reported fiscal second quarter earnings per share of $.69 an increase of 4.5% compared to $.66 for the period ending December 31, 1999. Net income for the quarter was $493 thousand up 3.4% from $477 thousand reported for the same quarter a year ago. Return on average assets and return on average equity were 1.18% and 14.96%, respectively, for the second quarter 2000 versus 1.38% and 16.25%, respectively, for the second quarter 1999.

For the six months ended December 31, 2000, net income was $1.010 million, an increase of 4.1% compared to $970 thousand last year. Year to date net income per share was $1.41 increasing 4.47% from $1.35 for the prior year to date. Year to date return on average assets and return on average equity were 1.24% and 15.59%, respectively as compared to 1.42% and 16.73%, respectively for the prior year.

Financial results of the second quarter and year to date reflect improved net interest income of $248 thousand and $480 thousand, respectively, increases of 13.0% and 12.7%, over the prior year's quarter and year to date results. The increases reflect volume increases in average loan and deposit balances. Net charge-offs as a percent of average loans outstanding for the six month period ended December 31 are 0.42% for 2000 as compared to 0.20% for 1999. At quarter end, the allowance as a percent of outstanding loans was 1.13% as compared with 1.23% for the prior year. Non-performing assets declined to $232 thousand at December 31, 2000 as compared to $523 thousand at December 31, 1999. Non-performing assets as a percent of the loan loss reserve represent 16.1% and 40.4% respectively at period end 2000 and 1999. Non-interest expense increased $294 thousand or 21.7% for the quarter and $575 thousand or 21.9% for the six month period reflecting primarily the additional costs of personnel and occupancy of opening Lisbon, Louisville, and East Canton as well as the wholly owned title agency, Community Title.

The Board of Directors of Consumers Bancorp Inc., parent company of Consumers National Bank, declared a $.26 per share cash dividend for shareholders of record on December 13, 2000, payable on December 15, 2000. Total cash dividends paid in 2000 were $.89 per share, a 4.7% increase, as compared to $.85 per share in 1999.

Mark S. Kelly, President and Chief Executive Officer of Consumers Bancorp and Consumers National Bank, stated "2000 was a high energy year of expansion, beginning with the purchase of the Lisbon, Ohio office soon followed by the openings of the Louisville and East Canton, Ohio offices. Increases in net interest income and net income have proven the implementation of the strategic plan through branch expansion has and will continue to increase future shareholder value. Online banking became a reality during September 2000 with increasing customer acceptance of the delivery of banking products electronically. A Better Way to Bank is our corporate belief that the combination of a community bank with up to date delivery systems will accomplish its shareholder, financial and community goals."

Consumers provides a complete range of banking and other investment services to businesses and consumers through its core operations. Consumers Bancorp is a $167 million holding company with Consumers National Bank offices in Minerva, Salem, Waynesburg, Hanoverton, Carrollton, Alliance, Lisbon, Louisville, and East Canton. Consumers wholly owned finance subsidiary, Community Finance Home Mortgage Company, is located in Salem, Ohio. Consumers wholly owned title agency, Community Title is located in Carrollton, Ohio. Information about Consumers National Bank can be accessed on the Internet at http:\\www.consumersbank.com.

The information contained in this press release contains forward-looking statements regarding expected future financial performance which are not historical facts and which involve risks and uncertainties. Actual results and performance could differ materially from those contemplated by these forward-looking statements.

Contact: Paula J. Meiler Chief Financial Officer
1-330-868-7701 ext 168

Consumers Bancorp Inc.

Consolidated Financial Highlights (unaudited)
December 31, 2000

(dollars in thousands, except per share data)

	Three Month Period Ended		Six Month Period Ended	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
EARNINGS:				
Net interest income	$ 2,156	$ 1,908	$ 4,246	$ 3,766
Provision for loan losses	175	104	288	201
Other income	375	248	691	479
Other expense	1,649	1,355	3,199	2,624
Income tax expense	214	220	440	450
Net income	493	477	1,010	970
Net income per share-				
Diluted	$ 0.69	$ 0.66	$ 1.41	$ 1.35
PERFORMANCE RATIOS				
Return on average assets	1.18%	1.38%	1.24%	1.42%
Return on average equity	14.96	16.25	15.59	16.73
Net interest margin FTE	5.76	6.05	5.81	6.06
MARKET DATA				
Book value/ common share	$ 18.61	$ 15.23		
Market close, bid	57.00	50.00		
Period end common shares	716,502	716,070		
Average common shares	716,207	716,070	716,162	715,976
Average equity: avg. assets	7.87%	8.49%	7.93%	8.51%
ASSET QUALITY				
Net charge-offs	$ 157	$ 49	$ 257	$ 101
Non-performing assets	232	523		
Allowance for loan losses	1,444	1,293		
Net charge-off ratio	.50%	.19%	.42%	.20%
Allowance:loans	1.13%	1.23%		
ENDING BALANCES				
Assets	$166,928	$139,392		
Deposits	150,014	113,647		
Loans	128,209	105,229		
Shareholders' Equity	13,331	11,620		

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

January 16, 2001   Consumers Bancorp Inc.

                                    /s/ Mark S. Kelly
                                    Mark S. Kelly, President and CEO